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                                    EXHIBIT 2


March 1, 1994


Mr. Juan D. Miyar
Vice President & Controller
The Wackenhut Corporation
1500 San Remo Avenue
Coral Gables, FL  33146-3009

RE: TEMPORARY AMENDMENT TO SECTION 7.10 (THE "FIXED CHARGE COVERAGE RATIO") OF THE AMENDED AND RESTATED REVOLVING CREDIT AND REIMBURSEMENT AGREEMENT BY AND AMONG THE WACKENHUT CORPORATION AND NATIONSBANK OF FLORIDA DATED
     JULY 1, 1993 (THE "CREDIT AGREEMENT")

Dear Juan:

Pursuant to Wackenhut's request, NationsBank has agreed to amend the calculation of the Fixed Charge Coverage Ratio contained in the above referenced Credit Agreement for the four quarter period ending January 2, 1994 and for the four quarter periods ending on Wackenhut's following three quarter ends. For purposes of calculating the Fixed Charge Coverage Ratio, Wackenhut may add back to Net Income the non-recurring charges of $1,726,000 and the extraordinary charge related to early extinguishment of debt reported in its financial statements date January 2, 1994.

The amendment to the calculation of the Fixed Charge Coverage Ratio described herein is effective only for the four quarter period ending January 2, 1994 and the four quarter periods ending on Wackenhut's following three quarter ends. After that time, the calculation of the Fixed Charge Coverage Ratio will be made as set forth in the Credit Agreement.

Juan, please let me know if you have any questions regarding this temporary amendment.

Sincerely,


/s/ John A. Miller

John A. Miller
Vice President
(305) 577-5422

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